UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  August 10, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Supplemental Indenture to Add Guarantors

On August 9, 2007 Britannia Bulk Plc (the “Company”) entered into a Third Supplemental Indenture by and between the Company, the existing guarantors listed on the signature pages thereto, Wilmington Trust Company, as Trustee, and each of the Company’s newly-formed subsidiaries.  Pursuant to the terms of the Company’s existing Indenture dated November 16, 2006 (the “Indenture”), as supplemented by the First Supplemental Indenture dated February 6, 2007 and the Second Supplemental Indenture dated February 9, 2007, the Company is obligated to cause certain of its new subsidiaries to become guarantors under the Indenture.  As a result and under the terms of the Third Supplemental Indenture, the Company’s newly-formed subsidiaries, Enterprise Bulk Services S.A., Eastern Bulk Services S.A., Oceanic Bulk Services S.A. and Southern Bulk Services S.A., will become guarantors under the Indenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: August 10, 2007	Chief Financial Officer